SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Edison Nation, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

28103E106

(CUSIP Number)

September 30, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28103E106	SCHEDULE 13G	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Mercury FundingCo, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,132,309
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,132,309

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,132,309
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)* 8.1%
12	TYPE OF REPORTING PERSON OO

* This percentage is calculated based upon 13,923,673 shares as follows: (a) 2,210,382 shares issued on September 30, 2020 as reported in the Current Report on Form 8-K/A filed with the Securities and Exchange Commission (“SEC”) on October 2, 2020 by Edison Nation, Inc. (“Issuer”) with respect to a transaction involving the reporting persons in this Schedule 13G and other persons, and (b) 11,713,291 shares reported as outstanding as of the close of business on September 4, 2020 in the Schedule 14A filed with the SEC by Issuer on September 11, 2020.

CUSIP No. 28103E106	SCHEDULE 13G	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON David Tanzer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,132,309
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,132,309

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,132,309
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)* 8.1%
12	TYPE OF REPORTING PERSON IN

* This percentage is calculated based upon 13,923,673 shares as follows: (a) 2,210,382 shares issued on September 30, 2020 as reported in the Current Report on Form 8-K/A filed with the SEC on October 2, 2020 by Issuer with respect to the transaction involving the reporting persons in this Schedule 13G and other persons, and (b) 11,713,291 shares reported as outstanding as of the close of business on September 4, 2020 in the Schedule 14A filed with the SEC by Issuer on September 11, 2020.

CUSIP No. 28103E106	SCHEDULE 13G	Page 4 of 10 Pages

ORIGINAL REPORT ON SCHEDULE 13G

Item 1.

(a)	Name of Issuer: Edison Nation, Inc.
(b)	Address of Issuer’s Principal Executive Offices: 1 West Broad Street, Suite 1004, Bethlehem, Pennsylvania 18018

Item 2.

(a) Name of Person Filing:

Mercury FundingCo, LLC (“Mercury”)
David Tanzer (“Mr. Tanzer”)

Mercury and Mr. Tanzer are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

(b) Address of Principal Business Office or if None, Residence:

The address of each of the Reporting Persons is 130 Shore Road #145, Port Washington, New York 11050.

(c) Citizenship:

Mercury is a limited liability company organized under the laws of the State of Delaware. Mr. Tanzer is a citizen of the United States.

(d) Title and Class of Securities: Common Stock, $0.001 par value per share

(e) CUSIP Number: 28103E106

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

CUSIP No. 28103E106	SCHEDULE 13G	Page 5 of 10 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

Mercury – 1,132,309

Mr. Tanzer – 1,132,309

(b) Percent of Class:

Mercury – 8.1%*

Mr. Tanzer – 8.1%*

(c) Number of shares as to which Mercury has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 1,132,309

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 1,132,309

Number of shares as to which Mr. Tanzer has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 1,132,309

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 1,132,309

*Shares reported herein are held by Mercury. Mr. Tanzer serves as the sole managing member of Mercury.

By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 (the “Act”), Mr. Tanzer may be deemed to beneficially own the shares directly owned by Mercury.

The percentages herein are calculated based upon 13,923,673 shares as follows: (a) 2,210,382 shares issued on September 30, 2020 as reported in the Current Report on Form 8-K/A filed with the SEC on October 2, 2020 by Issuer with respect to the transaction involving the Reporting Persons and other persons, and (b) 11,713,291 shares reported as outstanding as of the close of business on September 4, 2020 in the Schedule 14A filed with the SEC by Issuer on September 11, 2020.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the subsidiary which acquired the security being reported on by the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

CUSIP No. 28103E106	SCHEDULE 13G	Page 6 of 10 Pages

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 28103E106	SCHEDULE 13G	Page 7 of 10 Pages

EXHIBIT INDEX

Ex.		Page No.

99.1	Joint Filing Agreement	9

99.2	Power of Attorney	10

CUSIP No. 28103E106	SCHEDULE 13G	Page 8 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October  7 , 2020

MERCURY FUNDINGCO, LLC

By:	/s/ David Tanzer
David Tanzer
As attorney-in-fact for Mercury FundingCo, LLC

DAVID TANZER

/s/ David Tanzer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, Provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).